UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.     )*

CurrencyShares Japanese Yen Trust
(Name of Issuer)

Japanese Yen Shares
(Title of Class of Securities)

23130A102
(CUSIP Number)

September 30, 2015
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒                      Rule 13d-1(b)

☐                      Rule 13d-1(c)

☐                      Rule 13d-1(d)

*  The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 23130A102

1		NAME OF REPORTING PERSONS Leuthold Weeden Capital Management
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) Not Applicable	(a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 19,443
	6	SHARED VOTING POWER 172,886(1)
	7	SOLE DISPOSITIVE POWER 19,443
	8	SHARED DISPOSITIVE POWER 172,886(1)
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 192,329
10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) Not Applicable ☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 12.8% (2)
12		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IA

(1)	Represents shares beneficially owned by Leuthold Core Investment Fund. and Leuthold Global Fund (see Item 2(a)).

(2)	This percentage is calculated based on 1,500,000 shares outstanding, as publicly reported by the issuer.

CUSIP No. 23130A102

1		NAME OF REPORTING PERSONS Leuthold Core Investment Fund
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) Not Applicable	(a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 117,346
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 117,346
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 117,346
10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) Not Applicable ☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.8% (1)
12		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IV

(1)	This percentage is calculated based on 1,500,000 shares outstanding, as publicly reported by the issuer.

CUSIP No. 23130A102

1		NAME OF REPORTING PERSONS Leuthold Global Fund
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) Not Applicable	(a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 55,540
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 55,540
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 55,540
10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) Not Applicable ☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 3.7% (1)
12		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IV

(1)	This percentage is calculated based on 1,500,000 shares outstanding, as publicly reported by the issuer.

CUSIP No. 23130A102

Item 1(a).	Name of Issuer:

CurrencyShares Japanese Yen Trust

Item 1(b).	Address of Issuer’s Principal Executive Offices:

805 King Farm Boulevard, Suite 600, Rockville, MD 20850

Item 2(a).	Name of Person Filing:

The persons filing this Schedule 13G are (i) Leuthold Weeden Capital Management, an investment adviser registered under Section 203 of the Investment Advisers Act of 1940; (ii) Leuthold Core Investment Fund, an investment company registered under the Investment Company Act of 1940; and (iii) Leuthold Global Fund, an investment company registered under the Investment Company Act of 1940.  Leuthold Weeden Capital Management is the investment adviser to Leuthold Core Investment Fund and to Leuthold Global Fund.  Attached as Exhibit 1 hereto, which is incorporated by reference herein, is an agreement between Leuthold Weeden Capital Management, Leuthold Core Investment Fund and Leuthold Global Fund that this Schedule 13G is filed on behalf of each of them.

Item 2(b).	Address of Principal Business Office or, if none, Residence:

33 South Sixth Street, Suite 4600, Minneapolis, MN 55402

Item 2(c).	Citizenship:

Leuthold Weeden Capital Management is a Delaware corporation.

Leuthold Core Investment Fund is a Maryland corporation.

Leuthold Global Fund is a Maryland corporation.

Item 2(d).	Title of Class of Securities:

Japanese Yen Shares

Item 2(e).	CUSIP Number:

23130A102

CUSIP No. 23130A102

Item 3.	If this statement is filed pursuant to sections 240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

☒	An investment registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

☒	An investment adviser in accordance with section 240.13d-1(b)(1)(ii)(E).

Item 4.	Ownership:

Leuthold Weeden Capital Management

(a)	Amount Beneficially Owned: 192,329

(b)	Percent of Class: 12.8%

(c)	Number of shares as to which such person has:

(i)	sole power to vote or to direct the vote: 19,443

(ii)	shared power to vote or to direct the vote: 172,886

(iii)	sole power to dispose or to direct the disposition of: 19,443

(iv)	shared power to dispose or to direct the disposition of: 172,886

Leuthold Core Investment Fund

(a)	Amount Beneficially Owned: 117,346

(b)	Percent of Class: 7.8%

(c)	Number of shares as to which such person has:

(i)	sole power to vote or to direct the vote: 0

(ii)	shared power to vote or to direct the vote: 117,346

(iii)	sole power to dispose or to direct the disposition of: 0

(iv)	shared power to dispose or to direct the disposition of: 117,346

CUSIP No. 23130A102

Leuthold Global Fund

(a)	Amount Beneficially Owned: 55,540

(b)	Percent of Class: 3.7%

(c)	Number of shares as to which such person has:

(i)	sole power to vote or to direct the vote: 0

(ii)	shared power to vote or to direct the vote: 55,540

(iii)	sole power to dispose or to direct the disposition of: 0

(iv)	shared power to dispose or to direct the disposition of: 55,540

Item 5.	Ownership of Five Percent or Less of a Class:

N/A

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

The securities reported in this statement are beneficially owned by managed accounts that are investment management clients of the Reporting Person.  The investment management contracts of these clients grant to the Reporting Person all investment and voting power over the securities reported in this statement.  Therefore, for purposes of Rule 13d-3 under the Securities Exchange Act of 1934, the Reporting Person is deemed to be the beneficial owner of the securities reported in this statement.  The clients of the Reporting Person have the right to receive or power to direct the receipt of dividends from, as well as the proceeds from the sale of, the securities reported in this statement.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person:

N/A

Item 8.	Identification and Classification of Members of the Group:

N/A

CUSIP No. 23130A102

Item 9.	Notice of Dissolution of Group:

N/A

Item 10.	Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Exhibits.

1.	Agreement to file Schedule 13G jointly.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  October 6, 2015

Leuthold Weeden Capital Management

By:      /s/ Roger Peters
Roger Peters
Chief Compliance Officer

Leuthold Funds, Inc., on behalf of
Leuthold Core Investment Fund
and Leuthold Global Fund

By:      /s/ Roger Peters
Roger Peters
Vice President and Chief Compliance Officer

CUSIP No. 23130A102

EXHIBIT 1

AGREEMENT, dated as of October 6, 2015, by and among Leuthold Weeden Capital Management, a Delaware corporation, Leuthold Core Investment Fund, a Maryland corporation, and Leuthold Global Fund, a Maryland corporation.

WHEREAS, in accordance with Rule 13d-1(k) of the Securities Exchange Act of 1934 (the “Act”), only one such statement need be filed whenever two or more persons are required to file a statement pursuant to Section 13(d) of the Act with respect to the same securities, provided that said persons agree in writing that such statement is filed on behalf of each of them.

NOW, THEREFORE, in consideration of the premises and mutual agreements herein contained, the parties hereto agree as follows:

Leuthold Weeden Capital Management, Leuthold Core Investment Fund and Leuthold Global Fund hereby agree, in accordance with Rule 13d-1(k) under the Act, to file one statement on Schedule 13G relating to their ownership of the Common Stock of CurrencyShares Japanese Yen Trust and hereby further agree that said statement shall be filed on behalf of Leuthold Weeden Capital Management, Leuthold Core Investment Fund and Leuthold Global Fund.  Nothing herein shall be deemed to be an admission that the parties hereto, or any of them, are members of a “group” (within the meaning of Section 13(d) of the Act and the rules promulgated thereunder) with respect to any securities of CurrencyShares Japanese Yen Trust.

IN WITNESS WHEREOF, the parties have executed this agreement as of the date first written above.

Leuthold Weeden Capital Management

By:      /s/ Roger Peters
Roger Peters
Chief Compliance Officer

Leuthold Funds, Inc., on behalf of
Leuthold Core Investment Fund
and Leuthold Global Fund

By:      /s/ Roger Peters
Roger Peters
Vice President and Chief Compliance Officer